UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL, Eco City, No.3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On June 6, 2023, VCI Global Limited (the “Company” or “VCI Global”) issued a press release announcing that it had declared a first single tier interim dividend of USD0.01 per ordinary share. The dividend will be paid out on July 31, 2023, to the shareholders whose names are on the record at the close of business on July 3, 2023. The ex-dividend date is June 30, 2023.

VCI Global also announced a change in its dividend policy. Going forward, dividend will be paid to shareholders on a regular basis at the end of each financial year, irrespective of any interim dividends, which may be declared intermittently. The payment of dividends will be made at the sole discretion of the Board of Directors of the Company. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 13, 2023	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

EXHIBITS INDEX

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release dated June 6, 2023

3